NO ACT

PE
3-19-14

[redacted]

14005663

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

MAR 27 2014

Washington, DC 20549

March 27, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 3-27-14

David Brook
*** FISMA & OMB Memorandum M-07-16

Re: The Home Depot, Inc.
Incoming letter dated March 19, 2014

Dear Mr. Brook:

This is in response to your letter dated March 19, 2014 concerning the shareholder proposal you submitted to Home Depot. On March 12, 2014, we issued our response expressing our informal view that Home Depot could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

David Brook

*** FISMA & OMB Memorandum M-07-16 ***

Sent Via Email and U.S. Mail

March 19, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: 2014 Shareholder Proposal by David Brook to the Home Depot
Motion for Reconsideration, Disclosure and Request for Investigation

Dear Sir/Madam:

I am writing regarding the Securities and Exchange Commission ("SEC"), Division of Corporation Finance Decision Letter dated March 12, 2014, relating to the Home Depot (the "Depot") request dated, January 17, 2014, seeking to exclude the Brook shareholder proposal (the "Brook Proposal") submitted to the Depot, dated December 9, 2013, from the annual proxy materials. The letter, as a final decision[1] of the SEC, raises serious questions about the ability of the SEC to follow its own guidance as well as its failure to provide public transparency to the agency's decision-making process. Since, there is no "record" of the deliberative process that led to this aberrant decision, this decision also raises questions about constitutional due process and therefore concerns as to the possibility of undue influence/interference in the deliberative process that led to this decision. A fundamental basis for the operation of all branches of the United States Government is providing due process to citizens and the nature of this SEC proceeding raises questions as to whether any of those due process requirements have been met.

I am therefore requesting reconsideration of this decision as detailed in this letter and as I will explain, I am also requesting the full disclosure of all SEC staff who have "touched" this matter and the release of all deliberative information that formed the basis of this decision. It appears that the SEC does not call this opinion letter an agency "decision", but that is what it acts like. Since this SEC letter is the functional equivalent of an agency decision, then it should follow that the SEC must comport its actions to the requirements of the Administrative Procedures Act ("APA.") The APA requires agency due process in its procedures and rules, as well as conformance with disclosure of agency process. Once the SEC has released all of this requested information, then I as the harmed party, can at least understand if this decision is soundly based or if it was arbitrary and capricious and without sufficient legal basis for its determination. Sometimes you win and sometimes you lose. I know that result is only really understandable when you know why. The SEC has failed to say "why" and that is the entire crux of this issue and this demand for reconsideration.

This letter is also requesting an investigation of the SEC 14a-8 process, since I am concerned that without a fundamental change in this entire advice/decision making process the

[1] While the SEC is not willing to call its letter a final decision, it operates no differently than one.

SEC's review of shareholder proposals under Rule 14a-8 is systemically broken. There is no rationale legal basis for how Staff operates and I maintain it is in violation of the law that created it and the United States Constitution, since it fails to provide sufficient due process protections for understanding the deliberative process and thus any assurance that the SEC has fulfilled it legal obligations as an executive public agency of the United States government. The SEC is not the CIA, but this decision letter and the cloaking of all deliberative information leaves me thinking that the SEC is operating in secrecy, no differently than the CIA. At least they have a mandate from Congress, but we all know that the SEC does not.

A. **Motion for Reconsideration**:

This appeal raises new arguments not previously presented that provides additional support for the position that the Brook Proposal should not be excluded under Rule 14a-8(i)(3.) The Brook Proposal asked the shareholders to support the establishment of Sustainability Reporting at the Depot. There was nothing vague about the Brook Proposal, since it sought to identify and report on goals and measurements for environmental performance, something that is not being done now and something that Staff has consistently supported as a valid and worthy proposal to be brought to the shareholders. The principles embraced by sustainability reporting proposals such as those in the Brook Proposal, are supported by the SEC, since it is an action that is focused on minimizing or eliminating operations that may adversely affect the environment and human health as well as raising sufficiently significantly social policy issues[2]. The Depot sought to exclude the Brook Proposal on two grounds and the Staff addressed only one, that under 14a-8(i)(3), it concluded that the Brook Proposal was "vague and indefinite."

Staff has neglected to identify what word or words in the Brook Proposal that it considered objectionable. In fact, there is no record of this decision to identify what, if any thinking, the SEC afforded in its review. This is problematic, since the Brook Proposal's substance is aligned with and supported by Staff Guidance as discussed throughout this document. One new argument presented is that Staff should try actually reading the letter sent by the Proponent, dated February 10, 2014, since one is left to conclude that Staff has failed to even read the response letter from the Proponent, dated February 10, 2014. If Staff and the SEC Attorney-Advisor Sonia Bednarowski, had actually read the letter, then it goes without much more reasoning that Staff should have come to the conclusion that it should NOT be excluded.

The Brook, February 10, 2014, Response Letter provided extensive detail as to why the Depot had basically fabricated it "vague" arguments by attempting to take common English words and then tried to call them "key terms." There was no legal basis and no cases to support these arguments, yet somehow the Staff and ultimately the SEC bought into these bogus propositions. Is this simply sour grapes by the Proponent or is there reason to be concerned that Staff had a different agenda in mind? I am referring to the fact that even without any identifiable legal basis, Staff somehow found in favor of a company represented by a rather large law firm that does a huge amount of business in Washington, D.C. and at the SEC? Dare I ask how many gifts or golf outings or other perks have been bestowed upon the Staff by any outside entities, like maybe some hypothetical large law firm? But that never happens in government, and certainly not in Washington, D.C., does it? I am sure that one can conjecture either way and

[2] See, Staff legal Bulletin 14E and 14 CFR Part 240, Part III, The Interpretation of Rule 14a-8(C)(7): The "Ordinary Business" Exclusion.

while it may seem outrageous to suggest that Staff Decisions at the SEC could be "bought" by some outside influence, without a record to review and without knowledge of who was involved with this "opinion," one could be left thinking if that is indeed what happened here? This appearance of impropriety (or actual impropriety) is generated by the lack of transparency in this decision making process and it is entirely created by the SEC.

How else can one begin to think that when you look at only four or five "objectionable" words raised by the Depot and the fact that the Proponent offered to change any potential word misinterpretations with some simple one or two word changes that would have resolved the objections, then why not? Minor wording changes are not only allowed, but encouraged by Staff to allow for proposals such as the Brook Proposal to go forward, since Sustainability Reporting has become critical to the long-term success of companies. What does any Proponent begin to believe when the SEC's own Guidance clearly states that it encourages minor revisions to proposals to clarify theses types of issues to allow them to go forward? *See*, SLB 14B.

As the Proponent, I did identify two minor wording changes, that I proposed, that would have fixed any of the potential objections by the Depot. So, this request for reconsideration asks why doesn't the SEC agree to recommend those changes, when it would eliminate and resolve any potential for presenting a "vague" proposal? If the SEC acts in accordance with SLB 14B, then it can allow the Brook Proposal to go forward, with minor wording changes, and then comply with its review standard that states, "Unless a company has demonstrated that it is entitled to exclude a proposal, we will not concur in its view that it may exclude that proposal from its proxy materials.[3]" If Staff now reviews the proposed language changes as presented by the Proponent, it should conclude that the Depot never met its burden, since any "objectionable" language would have been removed and the Proposal should therefore be allowed to proceed.

Are shareholders of corporations stupid? I guess Staff must think so, since how else could a simple proposal to establish sustainability reporting be turned into some vague and mysterious concept that would leave everyone scratching their heads? No, I don't think so. Shareholders are sophisticated investors who demand that corporations make smart decisions that protect their investments and increase the profitability of their corporations. Isn't that what the SEC is supposed to be doing to support corporate transparency and thus improved profitability? So, how can Staff have misread this proposal so badly? The wording of the Brook proposal is easily understood for what it presents and even a third grader could have understood it and voted intelligently on it merits. I hope this does not mean that only shareholder proposals written on a second grade level will be approved by the SEC! Modern sustainability reporting is being advanced by forward-thinking corporations all around the world and even the SEC has seen fit to support almost all of the other proposals that seek to force those backwards-thinking companies to start this audit and reporting process.

So what happened here? Was it the merits or was it the money? This new ground for reconsideration also asks Staff to reconsider its decision in light of the fact that it also failed to hold the Depot to its applicable burden of proof. SLB 14B, states, "As such, the staff will concur in the company's reliance on rule 14 a-8(i)(3) to exclude or modify a proposal or statement **only** where the company has demonstrated that the proposal or statement is *materially* false or misleading." (Emphasis added.) How does one define, "materially?" The Oxford Dictionary

[3] See, SLB 14(5)

defines "materially" as substantially, considerably. That means that in order for the Depot to get Staff to agree to exclude the Brook Proposal under 14a-8(i)(3) it needed to have substantially demonstrated that the alleged wording rose to a very high level of being false or misleading. That also means that Staff should have found conclusively that the Depot sustained this burden and should have stated that, with support, in the SEC decision letter. Instead, it appears that nothing could be further from the truth. How else can you explain the Staff response that, "There appears to be some basis for your view that Home Depot may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite." Staff needs to re-examine if it applied the correct standard of review in this case, since using "**there appears to be some basis**" is light years away from finding that the Depot "**materially**" demonstrated that the proposal is false or misleading! I maintain the Depot failed to sustain its burden and Staff failed to apply the standard properly.

B. Is This Really a Motion for Reconsideration or a Notion for Reconsideration?

What is the standard of review for this motion for reconsideration? Has anyone at the SEC told the public what it must show in order to succeed at a fair and impartial review of the record? Well, I for one don't know it and the only thing that I can find seems to indicate that you must have some "new" information to present for arguments. Is it not funny that the SEC sets up a process that is also cloaked in secrecy and then one is left to wonder if anyone really has any criteria for this appeal process or that anyone has the slightest chance of success? How can you review or appeal an agency record of its thinking when its thinking is invisible? How can the public know that Staff isn't using a dartboard or a Ouija board to make its decisions?

Is this appeal process a joke or does the SEC turn this process into a joke when it stacks the deck against an appellant by refusing to tell its standards of review and refusing to show you its record. Just think if any court in the United States told you that it was ruling against you, but it wasn't going to tell you why and that you can appeal its decision, but it wasn't going to give you access to its records or its thinking. Everyone would be outraged, but apparently I have entered a new dimension and the road sign up ahead says, "Welcome to the world of the SEC" or maybe it says welcome to the Twilight Zone! If our judicial system cannot act that way, then why can we allow the SEC to act that way and fail to disclose its thinking and its record?

How do I know that the deck is stacked against appeals, well look at what has happened over the last three years with requests for reconsideration or Commission review. In 2014, so far 9 requests and 9 denials. In 2013, 24 requests and 20 denials. In 2012, 29 requests and 27 denials. Just out of curiosity when was the last time a matter was even actually presented to the Commission, 1933 or never? How can anyone believe this is a fair and impartial process when these rough statistics show otherwise? Besides, after forcefully bringing these matters to your attention, what's the chance that I will be given a fair review? I think I have a better chance of success purchasing a Powerball ticket!

CONCLUSION: The SEC Shareholder Proposal Process Is Broken and It Must be Fixed

This request for reconsideration is being made since I believe that the SEC Staff made an erroneous decision to allow the exclusion of my valid and conforming shareholder proposal. How else can one explain a decision that openly flies in the face of SEC Bulletins, prior decisions and logical thinking? This letter has also been written since I believe the SEC shareholder proposal process is fundamentally flawed and it violates my due process rights.

There is no credibility to a process if you can't "see" it and as far as I can tell the SEC operates like an agency black hole, sucking in everything and then making decisions without ever telling anyone why. The SEC is failing as a public governmental agency when it comes to its credibility since it hides the availability of the record and the deliberative process of agency decision-making.

It is for that reason that I have requested this review. It is also for that reason that I am requesting the SEC Inspector General investigate this matter to determine if there is any reason to believe that fraud, mismanagement or corruption played any part in influencing the decision provided to me by Sonia Bednarowski, Matt S. McNair and anyone else at the SEC, or elsewhere, who reviewed or advised on this matter. It is also critical that the Inspector General review this matter since his role is to promote integrity at the SEC and right now, as far as I can tell that is a characteristic that is completely missing in the 14a-8 shareholder proposal process, from start to finish and into the supposed appeal process.

In addition, I am sending a copy of this letter to my two Senators and my Congressman. I am requesting Congressional review and an investigation as to whether the SEC is failing to meet its due process requirements as mandated by the Constitutional, the Administrative Procedures Act and all other authorizing laws, as it relates to the 14a-8 shareholder proposal process. Responsible corporations can play a direct role in protecting our planet as well as advancing long-term profitability and responsible governmental agencies can also play a role advancing needed shareholder activism to assist with that process. Since there is no clarity as to exactly what the "rules" are in this process, the SEC must be forced to do two things to conform itself to constitutional due process requirements. First, it needs to set published criteria for its review process and its appeal criteria process. Second, it needs to open its entire deliberative process to the public so that all people are assured that they lost (or won) their case on the merits and not because of revolving door government or corrupt governmental employees who are influenced to make decisions contrary to laws, regulations or policies. That means it needs to create a published public record of its reviews, no differently than a Court provides in a case opinion.

If these changes can be implemented, the SEC will create a shareholder proposal process with credibility, transparency and predictability. That's a change that will be profitable to everyone! Thank you for your assistance. I may be reached at *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

Respectfully Submitted,

David Brook

David Brook

Cc: Ms. Elizabeth A. Ising, Counsel for The Home Depot (sent via email)
SEC Inspector General (sent via email)
Senator Corey Booker (sent via email)
Senator Robert Menendez (sent via email)
Congressman Leonard Lance (sent via email)